UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of report: June 15, 2021

Commission File Number: 001-39387

Renalytix AI plc

(Translation of registrant’s name into English)

Avon House

19 Stanwell Road

Penarth, Cardiff CF64 2EZ

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒   Form 20-F            ☐   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On June 15, 2021, Renalytix AI plc (the “Company”) published an operational update and financial results for the three and nine months ended March 31, 2021, which are furnished as Exhibit 99.1 to this Report on Form 6-K.

The Unaudited Condensed Consolidated Balance Sheets, Statements of Operations and Comprehensive Loss, Statements of Shareholders’ Equity and Cash Flows and the Notes to Unaudited Interim Condensed Consolidated Financial Statements contained in Exhibit 99.1 are hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (Registration No. 333-248741).

EXHIBIT INDEX

Exhibit	Description

99.1	Operational Update and Financial Results for the Three and Nine Months Ended March 31, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RENALYTIX AI PLC

By:	/s/ James McCullough
James McCullough
Chief Executive Officer

Date: June 15, 2021